EXHIBIT 99.1

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Offers to Purchase Internet Gold’s Shares

Ramat Gan, Israel – November 29, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD).

Due to extraordinary trade in the Company’s shares, the Company wishes to reiterate the information announced in the Company’s public announcement that following the closing of the Searchlight Transaction, which is scheduled to occur on December 02, 2019, the Company will not be able to fully pay its debts and it intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court pursuant to Section 350 of the Israeli Companies Law. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that at the same time, the creditors of the Company and the party or parties to the new Transaction to be voted by the debenture holders (if completed) will receive, among other consideration, 100% of the outstanding shares of the Company.

As also disclosed, the offer that will be voted on will be included in the Company’s creditors’ arrangement and will be subject to the approval of the applicable Israeli court

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. On June 2019, Internet Gold entered into a transaction for the sale of its entire holdings in B Communications Ltd. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000